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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                 Notification of Election Pursuant to Rule 18f-1
              Under the Investment Company Act of 1940, as Amended


                        Williams Capital Management Trust
                                650 Fifth Avenue
                            New York, New York 10019

 ...............................................................................
                         Name and Address of Registrant

                            NOTIFICATION OF ELECTION

The undersigned registered open-end management investment company (the "Trust") hereby notifies the Securities and Exchange Commission (the "Commission") that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended (the "Rule"). It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, as amended, the Trust has caused this Notification of Election to be duly executed on its behalf in the City of Boston and The Commonwealth of Massachusetts on the 16th day of December 2002.

                                            WILLIAMS CAPITAL MANAGEMENT TRUST


                                            By:      /s/ K. David James
                                                     ------------------------
                                                     K. David James
                                                     Sole Trustee

Attest:  /s/ Karen Jacoppo-Wood
         --------------------------
         Karen Jacoppo-Wood